February 4, 2009
VIA FACSIMILE (703.813.6968) AND OVERNIGHT MAIL
Securities and Exchange Commission
100 F Street NE
Washington, DC 20549
Attn: Era Anagnosti, Division of Corporation Finance

RE:	Paychex, Inc. Form 10-K for the year ended May 31, 2008 Definitive Proxy Statement on Schedule 14A filed August 29, 2008 File No. 000-11330
Dear Ms. Anagnosti:
Paychex, Inc. hereby responds to the comments of the Staff of the Securities and Exchange Commission (the “Commission”) in their letter dated January 28, 2009, with respect to the above-referenced filings. For the convenience of the Staff, the Staff’s comments are set forth below in bold type, followed by our response.
We appreciate the comments made by the Commission, and will clarify or further enhance our disclosure in our future filings in response to these comments. Our next Definitive Proxy Statement on Schedule 14A will be for the 2009 Annual Meeting of Stockholders and will be filed with the Commission in late August 2009.
Definitive Proxy Statement on Schedule 14A
Director Compensation, page 6
Cash Compensation, page 6
1.	We note your disclosure in the third paragraph. It is unclear whether $120,000 of equity value represents an amount which is different from the equity value of the awards received by the directors prior to the July 2008 change in the cash and equity compensation structure. In future filings please revise your disclosure to indicate clearly any increases or decreases in the value of equity compensation of the company’s directors.
In July 2008, the award of equity-based compensation was revised for the Board of Directors and became based on a fixed value of $120,000 per director. The quantity of equity awards granted will vary based upon the estimated fair value at the date of grant. Prior to July 2008, the directors received a fixed quantity of equity-based awards. The $120,000 fixed value used to determine the quantity of awards in July 2008 was consistent with the fair value of the equity awards awarded in July 2007 and was part of a total compensation change for the directors as a result of the Governance and Compensation Committee’s review of director compensation at other large market capitalization companies. In future filings we will clarify in our discussion of director compensation if there has

Era Anagnosti, Division of Corporation Finance
2/4/2009

been an increase or decrease in the value of equity awards granted to directors compared to past awards.
Compensation Discussion and Analysis, page 15
Elements of Compensation, page 16
Annual Officer Performance Incentive Program, page 17
2.	We note that annual service revenue growth; annual operating income growth (net of certain items); and operating income (net of certain items) expressed as a percentage of service revenue are material for purposes of determining the amount of incentive annual compensation paid to a named executive officer. In future filings please quantify these performance targets and disclose whether they have been achieved for each executive officer.
In future filings, we will disclose in a tabular format both the target and actual results achieved for the most recently completed fiscal year for annual service revenue growth; growth in annual operating income, net of certain items; and operating income, net of certain items, as a percentage of service revenue. These performance targets do not differ among the executive officers. If the performance targets become different for each executive officer in the future, we will so indicate.
3.	In future filings please disclose how compliance with section 162(m) of the Code determines the size of the quantitative component of the annual incentive compensations.
Compliance with section 162(m) of the Code does not determine the size of the quantitative component of the annual incentive compensation program. The Committee’s determination of the size of the quantitative component is made completely independently from IRC section 162(m) considerations. The quantitative portion of our annual incentive compensation program is compliant with section 162(m), because the Committee determines the objective targets for performance awards within the first 90 days of the fiscal year using measurements approved by our shareholders in our 2002 Stock Incentive Plan, as amended and restated effective October 12, 2005, and certifies achievement at the end of the fiscal year. Accordingly, the section 162(m) cap on deductible compensation does not limit the size of the quantitative component of the annual incentive program. We will clarify this concept in our disclosure of the annual incentive program in future filings.
4.	In the last paragraph on page 17 you disclose that qualitative targets may also be based on “functions unique to the individual.”
•	The compensation discussion and analysis should be sufficiently precise to identify material differences in compensation policies with respect to individual named executive officers. In future filings, if a named executive officer’s personal performance is measured against pre-established personal goals, please disclose them to the extent material in determining the amount of the qualitative component of the incentive annual compensation. Refer to Section 11.B.1 of commission Release No. 33-8732A.

Era Anagnosti, Division of Corporation Finance
2/4/2009

•	In future filings please disclose what the targets of the qualitative component of the annual incentive compensation are.
While pre-established personal goals are one factor in determining achievement of the subjective performance levels expected by the Committee in order for a named executive officer to earn the qualitative component of the annual incentive compensation program, these goals are not the sole factor in determining achievement, nor are the individual-specific goals material in determining the amount of the qualitative component of the award. As such, the Company does not believe that disclosure of the individual-specific goals is warranted. Furthermore, disclosure of specific individual goals could require the Company to reveal confidential, non-public information related to future business strategies, thereby putting the Company at a competitive disadvantage and potentially confusing readers who will not have the benefit of full information related to those strategic matters. However, the Company will enhance its future disclosures to better explain the targets of the qualitative component and how the Committee determines the amount of the qualitative component of the annual incentive award for the named executive officers.
Equity Compensation, page 18
5.	In future filings please disclose in more detail the factors taken in consideration by the governance and compensation committee in determining the number of shares of restricted stock and options granted to each named executive officer. Your discussion should provide a comprehensive analysis of the substance of the governance and compensation committee’s decision.
In future filings, we will disclose in more detail the factors that were taken into consideration by the Governance and Compensation Committee in determining the number of shares of equity-based awards to the named executive officers. Some factors that the Committee may base their decision on include current year individual performance, level of past equity awards to the individual, retention considerations, as well as the value of awards granted as compared to market and peer benchmarking for similar positions.
6.	In future filings please clarify that if the operating income targets (net of certain items) are met for a fiscal year, one-third of the award will vest; and that if these targets are met for three consecutive years, then the restricted stock awards would fully vest at the end of the three year period.
On page 26 of our Definitive Proxy Statement filed with the Commission on August 29, 2008, we provide in tabular format the expected vesting of restricted stock awards under the assumption that performance targets for accelerated vesting are met. However, in future filings we will clarify within the equity compensation discussion of our compensation discussion and analysis that if performance targets are met for any fiscal year that one-third of the award would vest at that time, and if targets are met for three consecutive years, then the award would be fully vested after three years.

Era Anagnosti, Division of Corporation Finance
2/4/2009

Compensation Received in Fiscal Year 2008, page 20
7.	As presented, your alternative summary compensation table overshadows, and detracts from, the Summary Compensation Table found on page 22.
•	Since the concept of “received compensation” is not a concept defined by the rules, in future filings please de-emphasize this alternative presentation by, among other things, re-wording the title of the heading to clearly communicate to the investors that this is an alternative form of presentation not required by the rules, and does not represent a substitute for the information required by Item 402 of Regulation S-K.

•	Please move this table to the end of your executive compensation disclosure so that this type of disclosure is not given greater prominence than the required tables.

•	In future filings please revise your disclosure to explain the clear differences between compensation amounts presented in your alternative table and the compensation amounts presented in the Summary Compensation Table. Stating that the alternative disclosure “excludes the complex accounting valuations for equity awards” as required by Item 402, may suggest to the investors that they should rely on the alternative compensation disclosure rather than the one required by the rules.
In future filings, we will move the table outlining compensation received during the fiscal year to a position following all required compensation tables. This table will be under a separate heading that identifies it as an alternative form of presentation of compensation received by the named executive officers. In an introduction to the table we will clarify that this table is not required by the rules relating to executive compensation disclosures and is not a substitute for information required by Item 402 of Regulation S-K, but rather intended to provide additional information that the investor may find useful. Our discussion will identify the difference between the amounts disclosed in the Summary Compensation Table and the amounts disclosed in this alternative table.
Named Executive Officer Compensation Table, page 22
Fiscal Year 2008 Summary Compensation Table, page 22
8.	In footnote (4) you refer to compensation related to certain “sales recognition events.” In future filings please explain what they are.
In future filings, we will further explain the sales recognition events.
Paychex, Inc. hereby acknowledges that:
•	Paychex, Inc. is responsible for the adequacy and accuracy of the disclosure in its filings;

Era Anagnosti, Division of Corporation Finance
2/4/2009

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Paychex, Inc. may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.
If you have any question, or require additional information, please do not hesitate to contact me.

Sincerely,
/s/ Jonathan J. Judge
Jonathan J. Judge
President and Chief Executive Officer